Exhibit 4.1

BUSINESS COMPANY Share Certificate Certificate Number _ Number of Shares _ Incorporated under the Business companies Act of the British Virgin Islands Number of Shares Authorized to Issue THIS IS TO CERTIFY THAT _ is/are the registered holder(s) of _ share in the above=named Company, subject to the Memorandum and Articles of Association of the Said Company. Given this _ day of _ _ Director _ Officer